SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Legg Mason BW Global Income Opportunities Fund Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code): 55 Water Street, New York, NY 10041

Telephone Number (including area code): (888) 777-0102

Name and address of agent for service of process: R. Jay Gerken, Legg Mason & Co., LLC, 620 8th Avenue, 49th Floor, New York, NY, 10018

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 3rd day of November, 2010.

LEGG MASON BW GLOBAL INCOME OPPORTUNITIES FUND INC.

By:	/s/ R. Jay Gerken
R. Jay Gerken
Chairman, Chief Executive Officer and President

Attest:	/s/ Kaprel Ozsolak
Kaprel Ozsolak
Treasurer and Chief Financial Officer